Mail Stop 4561

March 18, 2009

Mr. Scott Krenz
Chief Financial Officer
Heidrick & Struggles International, Inc.
233 South Wacker Drive
Suite 4200
Chicago, IL 60606-6303

       Re: **Heidrick & Struggles International, Inc.**
             Form 10-K for fiscal year ended December 31, 2007
             Filed February 28, 2008
             Form 10-Q for the period ended September 30, 2008
             Filed November 4, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed April 21, 2008
             File No. 0-25837

Dear Mr. Krenz:

     We have completed our review of the above referenced filings and have no further comments at this time.

                      Sincerely,

                      Kevin Woody
                      Accounting Branch Chief